SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of January 9, 2001

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                      Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)


                       LONDON STOCK EXCHANGE ANNOUNCEMENT


FOR IMMEDIATE RELEASE

CONTACTS:
MERANT
Gary Greenfield					Financial Dynamics
Chief Executive Officer				Giles Sanderson
+1 (301) 838 5223					+44 (0) 20 7831 3113
Gary.Greenfield@merant.com			merant@fd.com

Larry De'Ath					Martin Rome
VP, Investor Relations				VP,Corporate Communications
+1 (301) 838 5228					+1 (301) 838 5456
Larry.Death@merant.com				Martin.Rome@merant.com


MERANT to Acquire Enterprise Division of NetObjects

First Offering of Application and Web Content Management Solution from Single Provider

Conference call scheduled to review announcement today at 2:30 pm GMT - details follow

www.merant.com - January 9, 2001 - MERANT (London Stock Exchange (LSE):
MRN; Nasdaq National Market (NNM): MRNT), a global leader in e-business software solutions, today announced a definitive agreement to acquire the Enterprise Division of NetObjects (NNM: NETO), an IBM affiliate, for U.S. $18 million (approximately 12 million pounds sterling).

Transaction Highlights:
   MERANT has agreed to acquire the Enterprise Division of NetObjects for $18 million U.S. dollars (approximately GBP12 million) payable in cash on completion, which is anticipated to take place by March 2001.
   The value of the net assets, subject of the transaction, are $2.2 million U.S. dollars. In the year-ended September 2000, the Enterprise Division generated approximately $10 million U.S. dollars in revenue and the loss attributable to the net assets being acquired amounted to $7.6 million.
   The approximately 40 employees of the Enterprise Division will become MERANT employees.

 As part of this transaction IBM, a substantial owner of NetObjects, will be making a limited equity investment in MERANT on the open market after the transaction closes to demonstrate its commitment to MERANT.

With this strategic acquisition, MERANT will be the first company to offer a solution from a single provider to manage the entire e-business assets of the enterprise. The acquisition enhances MERANT's fast growing Egility Enterprise Change Management solution by embracing the convergence of applications and web content. The combination expands and further strengthens MERANT's market position by providing the first true offering of traditional software configuration management with web content management.

International Data Corporation (IDC) estimates that the market for web content management (WCM) solutions will grow from U.S. $169 million in 1999 to U.S. $1.6 billion in 2003 (source, IDC). This market growth is being fueled by the rapid increase in the number and size of Internet, intranet, extranet and e-commerce sites and the unique web site creation and management challenges involved with a heterogeneous set of contributors, an uncharacteristic variety of data types, and rapid updates of information.

Commenting on today's announcement, Gary Greenfield, president and chief executive officer at MERANT, said:

"Today, companies are simultaneously doing application development and web site development in an effort to distinguish themselves with customers, create operational efficiency and improve their top and bottom lines. In order to compete in the maturing electronic environment it is essential for companies to blend applications and content throughout the enterprise to form enterprise strength e-commerce sites, extranets and an integrated web-based environment.

"As a result of this acquisition, MERANT will be able to offer an integrated platform for the design, development, management and deployment of both enterprise applications and web content, offering a solution that manages the entire e-business assets of an enterprise including code, content, objects, components, applications and documents.

"Combining these offerings provides a comprehensive solution, broader and more complete than other solutions in the marketplace. This combination of products and services will accelerate market penetration of both products much faster than either could have done independently. There will be significant cross-selling opportunities for MERANT in both its enterprise change management and e-solutions customer sets.

"In addition, MERANT will provide a unique offering in the market for those customers wanting the benefits of a web content management solution in a hosted environment through MERANT ASaP.

"To ensure focus and success of this strategic acquisition, MERANT has no current plans to embark on other acquisitions in the future."

Commenting of today's announcement, Bill Reedy, Vice President of
Business Development for Applications and Integration Middleware, at
IBM said:

"As traditional applications and web content continue to converge, the need to manage this increasingly complex e-business environment becomes more imperative. We are excited about the integration of MERANT's enterprise change management solution with the web content capabilities of NetObjects, and the support that this solution will provide for IBM's WebSphere platform. MERANT has been a long-standing partner with IBM, and we are looking forward to expanding our strategic relationship."

In a recent report Melinda-Carol Ballou, senior research analyst at META Group, said:

"Lack of effective Web content and code management undercuts the ability of organizations to manage and leverage e-business initiatives in highly competitive business environments. Emerging solutions will enable organizations to better coordinate code and content, increasing return on investment for e-business development."

Conference Call Update
A conference call has been scheduled today at 2:30 pm GMT (9:30 am U.S.
EST) for investors, analysts and press to review the transaction.   For
those wishing to participate on the conference call, the telephone numbers are +1 (800) 249 6572 (US) and 0800 89 3905 (UK). For those of you who are interested in listening to the conference call but have scheduling conflicts, we have made arrangements for a digital replay of the call available through January 23, 2001. The digital replay numbers are +1 (800) 222 9743 (U.S.) and +1 (402) 220 4357
(worldwide).NetObjects Enterprise Division The NetObjects Enterprise Division includes Collage, Authoring Server and professional services for training and support of these products that are being used by more than 1000 Global 2000 companies. Collage is the first truly integrated, real-time content platform for the creation, management, and deployment of enterprise Web applications such as intranets, extranets, and e-commerce. Authoring Server is a product optimized for building corporate Web sites. NetObjects as a continuing entity will focus on small business and online services.

About MERANT
MERANT is a leading global e-business software solutions company. More than 5 million professionals use MERANT technology solutions at 60,000 customer sites, including the entire Fortune 100, the majority of the Global 500 and over 400 leading dotcoms. MERANT provides Egility solutions, which combine expertise, market-leading technology, best practices and an extensive network of partners, to help companies develop, integrate, transform and manage e-business applications. Building on Egility, MERANT also brings together creative talent, development technique and advanced technology to provide custom-tailored, Internet applications. Founded in 1976, MERANT has approximately $350 million in annual revenues, 1800 employees and more than 500 technology partners. For additional information, visit www.merant.com. Investor inquiries can be forwarded to Investor.Relations@merant.com.

# #

MERANT and Egility are trademarks of MERANT. All other trademarks contained in this announcement are the property of their respective owners.

Forward-Looking Statements
The following statement is made in accordance with the U.S. Private Securities Litigation Reform Act of 1995: This announcement contains forward-looking statements, including statements regarding the planned acquisition of the Enterprise Division of NetObjects, Inc., possible investment in MERANT by IBM, estimated growth in the market for web content management solutions, MERANT's future enterprise change management offerings, and the absence of plans to embark on other acquisitions in the future. Such statements are subject to inherent risks and uncertainties including specifically the risk that the planned acquisition of the Enterprise Division may not be completed or, if completed, that MERANT will fail to effectively combine the acquired business with MERANT's other operations. Further information on potential risk factors is included in MERANT's Annual Report on Form 20-F for the year ended April 30, 2000, and Quarterly Report on Form 6-K for the quarter ended July 31, 2000, each as submitted to the SEC and as may be updated and amended with future filings or submissions. MERANT undertakes no obligation to release publicly any updates or revisions to any forward-looking statements contained in this announcement that may reflect events or circumstances occurring after the date of this announcement.

SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MERANT plc
                                       (Registrant)


Date:  January 9, 2001                By: /s/ Leo Millstein
                                 --------------------------------------
                                      Leo Millstein
					        Vice President & General Counsel